ZHONGCHAO INC.

Room 2504, OOCL Tower

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

VIA EDGAR

Ms. Mara Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

June 20, 2025

Re:	Zhongchao Inc.
Registration Statement on Form F-3
Filed: June 6, 2025
File No. 333-279667

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zhongchao Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on June 24, 2025, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Zhongchao Inc.

By:	/s/ Weiguang Yang
Name:	Weiguang Yang
Title:	Chairman of the Board and Chief Executive Officer

cc:	Arila Zhou, Esq.,
Robinson & Cole LLP